FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of June 2004


                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)


                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE
REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1. The Registrant has entered into a Securities Purchase Agreement (the "Purchase Agreement"), with Laurus Master Fund Ltd. (the "Investor"), under which the Registrant issued and sold to the Investor in a private placement (i) a Secured Convertible Term Note of a $2 million principal amount, due June 10, 2007 (the "Note") and (ii) a warrant to purchase 130,000 Ordinary Shares at an exercise price of $4.04 per share (the "Warrant"). The Warrant is exercisable, in whole or in part, until June 10, 2011. The Note bears interest at a fluctuating interest rate equal to the prime rate plus 3%, subject to reduction if the average closing price of the Registrant's Ordinary Shares exceeds certain benchmarks. The proceeds from the private placement will be used for general working capital purposes and/or mergers and acquisitions.

The Note is convertible into Ordinary Shares at a price of $3.08 per share (subject to adjustment). The principal amount of the Note is repayable in monthly installments, commencing as of October 1, 2004, in the initial amount of $20,000 eventually increasing to $73,600, and may be paid in cash or, subject to certain conditions, in Ordinary Shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in Ordinary Shares. The Note is secured by a security interest in certain assets of the Registrant.

The Registrant also entered into a Registration Rights agreement with the Investor pursuant to which the Registrant agreed to prepare and file with the Securities and Exchange Commission within 45 days a registration statement covering the resale of Ordinary Shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note.


2. Attached hereto and incorporated by reference is the following Registrant's press release: B.O.S. has completed a financing of $2 million from the Laurus Funds, dated June 10, 2004.

Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          B.O.S. Better On-Line Solutions, Ltd.
                                          (Registrant)


                                          By: /s/ Adiv Baruch
                                          -------------------
                                          Adiv Baruch
                                          President and CEO
Dated: June 10, 2004

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June 10, 2004


                                  PRESS RELEASE


               B.O.S. HAS COMPLETED A FINANCING OF $2 MILLION FROM
                                THE LAURUS FUNDS


           THE FINANCING TERMS REFLECT A SIGNIFICANT PREMIUM OVER THE
                         COMPANY'S CURRENT SHARE PRICE


Teradyon, Israel - June 10, 2004 - B.O.S. Better On-line Solutions Ltd., a company developing communications solutions (the "Company" or "BOS") and traded on Nasdaq (BOSC) and on the Tel Aviv Stock Exchange (BOSC), announced today that it has completed a financing with Laurus Master Fund Ltd. ("Laurus Funds"), a US based fund making investments in companies traded in the United States.


The financing will be used mainly for expanding BOS operations, including by way of mergers and acquisitions.


The financing consisted of a $2 million Secured Convertible Term Note with a term of three years. In addition, BOS granted Laurus a warrant to purchase up to 130,000 Ordinary Shares, which is exercisable, in whole or in part, until June, 2011. The Note bears interest at a fluctuating interest rate which begins at (and will not exceed) the Prime rate plus 3%.


Further details on the financing transaction may be found in the Company's Form 6-K filed with the Securities and Exchange Commission on June 10, 2004.


The conversion rate under the Note was set at $3.08 per share, reflecting a significant premium over the Company's current share price of $1.8. The warrant is exercisable at an exercise price of $4.04 per share.


According to Adiv Baruch, CEO of BOS, "This is an important step expressing the start of a strategic connection between B.O.S. and the Laurus Funds. The present step will enable us to expand our operations and also carry out mergers and acquisitions, which are important for the Company's development. The terms of the deal indicate the high degree of faith that Laurus Funds has in our existing operations and in the Company's plans for the coming years."


Baruch noted, that "this step is an additional layer in the changes in business focus that the Company has been undergoing recently in three main areas of activity - Connectivity, VoIP Communications and Software solutions. At the same time we are taking steps to expand the Company's areas of operation."

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ABOUT BOS

BOS develops, manufactures and markets multi-purpose communications and network products for companies and organizations. The Company is traded on Nasdaq and the on the Tel Aviv Stock Exchange.


The Company has three product lines: Connectivity, VoIP Communications and Software solutions.


www.boscom.com


For further details contact: Anat Ochana or Shani Sokol at "Arad
Communications", Tel: 972-3-6440404 ; Anat - 972-54-6699313 ; Shani -
972-54-6699308


The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.